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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-2

Under the Securities Exchange Act of 1934

LENDINGTREE, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

526020-10-5

(CUSIP Number)

Peter T. Sadowski, Esq.
Executive Vice President and General Counsel
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 300
Irvine, California 92614
(949) 622-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

SCHEDULE 13D/A-2

CUSIP No. 526020-10-5	Page 2 of 14 pages

1.	Name of Reporting Person:
Fidelity National Financial, Inc.
Chicago Title Insurance Company
Fidelity National Title Company
Fidelity National Title Insurance Company
	Chicago Title Insurance Company of Oregon		I.R.S. Identification Nos. of above persons (entities only): 86-0498599; 36-0906930; 95-3283219; 86-0417131; 93-0585470

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC;AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,582,567.63(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 3,582,567.63(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
Fidelity National Financial, Inc. and Chicago Title Insurance Company - 1,582,567 shares;
Fidelity National Title Company - 909,080.54 shares (1);
Fidelity National Title Insurance Company - 863,640.73 shares (1);
Chicago Title Insurance Company of Oregon - 227,279.36 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 14.57%(2)

14.	Type of Reporting Person (See Instructions): CO

(1)	An aggregate of 1,843,274 shares of LendingTree’s Series A 8% Convertible Preferred Stock were purchased on November 12, 2002. As of April 1, 2003, each share of such preferred stock was convertible into 1.085026224 shares of LendingTree’s common stock. The share amounts above have been adjusted pursuant to such rate of conversion.

(2)	Percentage amount is based on 22,586,247 shares of LendingTree common stock outstanding as of January 31, 2003, as disclosed in the LendingTree annual report on Form 10-K filed on March 12, 2003, and is calculated in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended.

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     Fidelity National Financial, Inc., a Delaware corporation (“Fidelity”), Chicago Title Insurance Company, a Missouri corporation and a wholly-owned subsidiary of Fidelity (“Chicago Title”), Fidelity National Title Company, a California corporation and a wholly-owned subsidiary of Fidelity (“Fidelity Title”), Fidelity National Title Insurance Company, a California corporation and a wholly-owned subsidiary of Fidelity (“Fidelity Insurance”) and Chicago Title Insurance Company of Oregon, an Oregon corporation and a wholly-owned subsidiary of Fidelity (“Chicago Insurance”), pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, hereby file this Amendment No. 2 to Schedule 13D (the “Statement”) which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2002, as amended by the Amendment No. 1 to Schedule 13D filed with the SEC on November 21, 2002, with respect to the shares of Common Stock, par value $0.01 per share (the “LendingTree Common Stock”) of LendingTree, Inc., a Delaware corporation (“LendingTree” or the “Company”). Fidelity, Chicago Title, Fidelity Title, Fidelity Insurance and Chicago Insurance are collectively referred to herein as the “Reporting Persons.”

     The Schedule 13D is hereby amended as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following at the end thereto:

     On May 5, 2003, USA Interactive, a Delaware corporation (“Parent”), Forest Merger Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger.

     In connection with the execution of the Merger Agreement, the Reporting Persons entered into a Voting Agreement, dated as of May 5, 2003 (the “Voting Agreement”), with Parent, the principal terms of which are described below. The following description of the Voting Agreement is a summary only and is qualified in its entirety by reference to the Voting Agreement, which is being filed as an exhibit to this Amendment No. 2 and is incorporated herein by reference.

     Voting of Shares. Each Reporting Person agreed to vote or cause to be voted all of its Voting Shares (as defined in the Voting Agreement) at any meeting of stockholders of the Company during the time the Voting Agreement is in effect (a) in favor of approval of (1) the Merger Agreement and the transactions contemplated thereby, including the Merger, (2) the Series A Amendment Proposals (as defined in the Voting Agreement) and (3) any other matter that is required to facilitate the transactions contemplated by the Merger Agreement and (b) against any Acquisition Proposal (as defined in the Merger Agreement) and against any action or agreement that would impair the ability of the Company to consummate the Merger or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the Merger and related transactions. “Acquisition Proposal” is defined in the Merger Agreement to mean an unsolicited bona fide written offer or proposal to acquire more than twenty-five percent (25%) of the business, properties or assets of the Company and its subsidiaries, or capital stock of the

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Company or its subsidiaries representing fifteen percent (15%) of the total voting power of all of such entity’s voting securities, in each case, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof.

     Irrevocable Proxy. Each Reporting Person granted Parent an irrevocable proxy to permit Parent to vote the Voting Shares in the manner described in the foregoing paragraph. The irrevocable proxy will automatically terminate upon the valid termination of the Voting Agreement.

     No Transfer of Shares or Voting Rights. Each Reporting Person agreed, while the Voting Agreement is in effect and subject to certain exceptions, not to (1) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Voting Shares, (2) grant any proxies or powers of attorney, deposit any Voting Shares into a voting trust or enter into a voting agreements with respect to any Voting Shares or (3) commit or agree to take any of the foregoing actions.

     Termination. The Voting Agreement will (i) terminate automatically on the termination of the Merger Agreement, in accordance with its terms and (ii) will be deemed satisfied in full and terminated upon the consummation of the Merger.

Item 7. Material to be Filed as Exhibits.

Exhibit
Number	Description

99.1	Voting Agreement, dated as of March 5, 2003, by and between USA Interactive, Fidelity National Financial, Inc., Chicago Title & Trust Company, Fidelity National Title Company, Fidelity National Title Insurance Company and Chicago Title Insurance Company of Oregon

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2003	FIDELITY NATIONAL FINANCIAL, INC.

	By:	/s/ Alan L. Stinson

Alan L. Stinson, Executive Vice President and Chief Financial Officer

Date: May 12, 2003	CHICAGO TITLE INSURANCE COMPANY

	By:	/s/ Alan L. Stinson

Alan L. Stinson, Executive Vice President and Chief Financial Officer

Date: May 12, 2003	FIDELITY NATIONAL TITLE COMPANY

	By:	/s/ Alan L. Stinson

Alan L. Stinson, Executive Vice President and Chief Financial Officer

Date: May 12, 2003	FIDELITY NATIONAL TITLE INSURANCE COMPANY

	By:	/s/ Alan L. Stinson

Alan L. Stinson, Executive Vice President and Chief Financial Officer

Date: May 12, 2003	CHICAGO TITLE INSURANCE COMPANY OF OREGON

	By:	/s/ Alan L. Stinson

Alan L. Stinson, Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit
Number	Description

99.1	Voting Agreement, dated as of March 5, 2003, by and between USA Interactive, Fidelity National Financial, Inc., Chicago Title & Trust Company, Fidelity National Title Company, Fidelity National Title Insurance Company and Chicago Title Insurance Company of Oregon